                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              FINAL AMENDMENT TO
                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Time Warner Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)

                                  887315 10 9
                     -----------------------------------
                                (CUSIP Number)

                               Stephen W. Naeve
                             Senior Vice President
                          and Chief Financial Officer
                        Houston Industries Incorporated
                                1111 Louisiana
                             Houston, Texas 77002
                                (713) 207-1111
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 10, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D

CUSIP NO.    887315 10 9



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      HOUSTON INDUSTRIES INCORPORATED, I.R.S. IDENTIFICATION NO. 74-1885573
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [x]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      00
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
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                               7     SOLE VOTING POWER

          NUMBER OF
                                     23,909,040 shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     23,909,040 shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH


-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,909,040 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.49% (based on information contained in doucments filed by Time Warner Inc. with the Securities and Exchange Commission)
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14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------






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       This Statement is the final amendment (the "Final Amendment") to the
Schedule 13D (the "Schedule 13D") dated July 17, 1995, filed by Houston Industries Incorporated ("Houston Industries") with respect to the common stock, par value $1.00 per share, of Time Warner Inc., a Delaware corporation ("Issuer"). Prior disclosure in the Schedule 13D inconsistent with this Final Amendment is hereby superseded. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

       Item 5 is hereby amended by adding the following after the last paragraph thereof:

       "On October 10, 1996, according to published reports, a wholly owned subsidiary of TW Inc. ("New Issuer") merged with and into Issuer, Issuer changed its name to Time Warner Companies Inc., a separate wholly owned subsidiary of New Issuer merged with and into Turner Broadcasting System, Inc. and New Issuer changed its name to Time Warner Inc. As a result of these transactions, the 23,909,040 shares of TW Common Stock beneficially owned by Houston Industries on that date were converted into a right to receive an identical number and substantially identical types of securities of New Issuer. Due to additional issuances of New Issuer securities pursuant to these transactions, assuming full conversion of the Series D Convertible Preferred Stock of New Issuer issuable to Houston Industries pursuant to such transactions, and based on information contained in documents filed by New Issuer with the Securities and Exchange Commission, Houston Industries currently beneficially owns 4.49% of the outstanding common stock, par value $1.00 per share, of New Issuer ("New Issuer Common Stock"). As a result of these transactions, Houston Industries ceased to be the beneficial owner of any TW Common Stock and became the beneficial owner of less than 5% of the New Issuer Common Stock on October 10, 1996."
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                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 11, 1996.



                                           HOUSTON INDUSTRIES INCORPORATED



                                           By: /S/ MARY P. RICCIARDELLO
                                              ---------------------------------
                                               Mary P. Ricciardello
                                               Vice President and Comptroller